Exhibit 20.2

Compton Petroleum Corporation
Consolidated Financial Statements
December 31, 2009

Management’s Report

TO THE SHAREHOLDERS OF COMPTON PETROLEUM CORPORATION

The accompanying Consolidated Financial Statements of Compton Petroleum Corporation (the “Corporation”) are the responsibility of Management and have been prepared by Management in accordance with Canadian generally accepted accounting principles and policies stated in the notes to the Consolidated Financial Statements.  Financial information contained throughout the corporate summary to shareholders is consistent with these financial statements.

The Corporation’s Board of Directors has approved the Consolidated Financial Statements on the recommendation of the Audit, Finance and Risk Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002.

Management is also responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting. Internal control, as more fully described in Management’s Discussion and Analysis, includes policies and procedures designed to provide reasonable assurance relating to the reliability, completeness and timeliness of financial reporting.  Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems while determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the design and operation of internal control over financial reporting based on the Internal Control Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, (“COSO”).  Based on this assessment, Management has concluded that, as of December 31, 2009, internal control over financial reporting was effective.  Grant Thornton LLP, an independent firm of chartered accountants, appointed by shareholders, has provided independent opinions on both the Consolidated Financial Statements and the Corporation’s internal control over financial reporting as at December 31, 2009.

/s/ T.S. Granger, P.Eng.	/s/ C.W. Leigh Cassidy, CA CFA
President & Chief Executive Officer	Vice President Finance &
Chief Financial Officer
February 25, 2010

Independent Auditors' Report

To the Shareholders of
Compton Petroleum Corporation

We have audited Compton Petroleum Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Compton Petroleum Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on Compton Petroleum Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Compton Petroleum Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings and cash flow for each of the three years in the period ended December 31, 2009 and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP
Calgary, Canada	Grant Thornton LLP
February 25, 2010	Chartered Accountants

Independent Auditors' Report

To the Shareholders of
Compton Petroleum Corporation

We have audited the accompanying consolidated balance sheets of Compton Petroleum Corporation as at December 31, 2009 and 2008 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings, and cash flow for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. Our audits of the financial statements include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of internal controls over financial reporting.

/s/ Grant Thornton LLP
Calgary, Canada	Grant Thornton LLP
February 25, 2010	Chartered Accountants

Compton Petroleum Corporation
Consolidated Balance Sheets
(000’s)

As at December 31,	2009	2008
Assets
Current
Cash	$-	$3,892
Accounts receivable	37,389	65,217
Risk management gain, note 15(b)	198	8,284
Other current assets	14,287	12,163
Future income taxes, note 17(b)	12	-

	51,886	89,556

Property and equipment, note 4	1,944,196	2,088,668
Goodwill, note 19	-	9,933
Other assets, note 16	679	426

	$1,996,761	$2,188,583

Liabilities
Current
Accounts payable	$58,970	$125,292
Bank debt, note 5	107,183	-
Risk management liability, note 15(b)	94	-
MPP term financing, note 7	4,601	-
Future income taxes, note 17(b)	58	2,403

	170,906	127,695

Bank debt, note 5	-	289,401
Senior term notes, note 6	461,741	539,920
Risk management loss, note 15(b)	1,331	-
MPP term financing, note 7	46,807	-
Asset retirement obligations, note 9	41,812	34,281
Future income taxes, note 17(b)	277,728	302,834

	1,000,325	1,294,131

Non-controlling interest, note 7	4,199	59,762

Shareholders’ equity
Capital stock, note 10(b)	386,706	237,703
Share purchase warrants, note 10(c)	13,800	-
Contributed surplus, note 12(a)	36,104	33,030
Retained earnings	555,627	563,957

	992,237	834,690

Commitments and contingent liabilities, note 21
	$1,996,761	$2,188,583

see accompanying notes to the consolidated financial statements

On behalf of the Board

/s/ M.F. Belich, Q.C.	/s/ J. Stephens Allan, C.A.
Director	Director

Compton Petroleum Corporation
Consolidated Statements of Earnings (Loss) and Other Comprehensive Income
(000’s, except per share amounts)

Years ended December 31,	2009	2008	2007

Revenue
Oil and natural gas revenues	$227,876	$610,298	$506,218
Royalties	(27,674)	(119,924)	(102,678)
	200,202	490,374	403,540
Expenses
Operating	86,195	114,205	101,515
Transportation	6,118	8,378	12,615
Administrative	28,611	31,015	29,717
Stock-based compensation, note 12(c)	4,147	9,574	12,608
Interest and finance charges, note 13	56,886	60,911	63,493
Foreign exchange and other (gains) losses, note 14	(84,810)	113,782	(73,486)
Risk management gain, note 15(c)	(20,473)	(21,539)	(6,014)
Depletion and depreciation	134,710	157,973	151,411
Accretion of asset retirement obligations, note 9	3,242	3,142	2,718
Strategic review and restructuring, note 18	4,816	35,490	-
Goodwill written-off, note 19	9,933	-	-
	229,375	512,931	294,577

Earnings (loss) before taxes and non-controlling interest	(29,173)	(22,557)	108,963
Income taxes, note 17(a)
Current	94	36	17
Future	(24,196)	14,788	(26,452)
	(24,102)	14,824	(26,435)

Earnings (loss) before non-controlling interest	(5,071)	(37,381)	135,398
Non-controlling interest, note 7	3,259	5,622	6,132

Net earnings (loss) and comprehensive income	$(8,330)	$(43,003)	$129,266

Net earnings (loss) per share, note 11
Basic	$(0.05)	$(0.33)	$1.00
Diluted	$(0.05)	$(0.33)	$0.98

Consolidated Statements of Retained Earnings
(000’s)

Years ended December 31,	2009	2008	2007

Retained earnings, beginning of year
As previously reported	$563,957	$609,852	$485,158
Accounting policy adjustment	-	-	(1,320)
As adjusted	563,957	609,852	483,838
Net earnings (loss)	(8,330)	(43,003)	129,266
Premium on redemption of shares, note 10(b)	-	(2,892)	(3,252)

Retained earnings, end of year	$555,627	$563,957	$609,852

see accompanying notes to the consolidated financial statements

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(000’s)

Years ended December 31,	2009	2008	2007

Operating activities
Net earnings (loss)	$(8,330)	$(43,003)	$129,266
Amortization and other	(1,123)	7,422	8,648
Depletion and depreciation	134,710	157,973	151,411
Unrealized foreign exchange and other (gains) losses	(80,100)	106,425	(79,740)
Future income taxes	(24,196)	14,788	(26,452)
Stock-based compensation	2,921	8,826	8,416
Accretion of asset retirement obligations	3,242	3,142	2,718
Asset retirement expenditure	(4,387)	(2,768)	(4,441)
Unrealized risk management (gain) loss	9,510	(2,546)	5,467
Non-controlling interest	3,259	5,622	6,132
Goodwill written-off	9,933	-	-
	45,439	255,881	201,425
Change in non-cash working capital, note 20	(16,605)	44,350	(23,366)

	28,834	300,231	178,059

Financing activities
Issuance (repayment) of bank debt	(182,218)	(109,025)	70,426
Distributions to partner	(3,822)	(9,172)	(9,171)
MPP term financing repayment	(3,592)	-	-
Proceeds from equity financing, net	159,890	7,267	3,446
Redemption of common shares	(200)	(8,846)	(3,976)

	(29,942)	(119,776)	60,725

Investing activities
Property and equipment additions	(53,344)	(325,530)	(391,070)
Acquisition of leased property	(14,973)	-	-
Property acquisitions	(304)	(10,940)	(171,513)
Property dispositions	9,241	202,892	307,527
Royalty dispositions	77,816	-	-
Change in non-cash working capital, note 20	(21,220)	(51,650)	13,061

	(2,784)	(185,228)	(241,995)

Change in cash	(3,892)	(4,773)	(3,211)

Cash, beginning of year	3,892	8,665	11,876

Cash, end of year	$-	$3,892	$8,665

see accompanying notes to the consolidated financial statements

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(000’s, except per share amounts)

Compton Petroleum Corporation (the “Corporation” or “Compton”) is in the business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

1.          BASIS OF PRESENTATION

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below.  Information prepared in accordance with accounting principles generally accepted in the United States is included in note 22.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.  The consolidated financial statements also include the accounts of Mazeppa Processing Partnership (“MPP” or the “Partnership”) in accordance with Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”, as outlined in note 7.

All amounts are presented in Canadian dollars unless otherwise stated.

2.          SIGNIFICANT ACCOUNTING POLICIES

(a)         Measurement uncertainty

The timely preparation of financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses.  Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements.  Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.  By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

The calculation of asset retirement obligations include estimates of the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement.  The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

The amount of stock based compensation expense is subject to uncertainty due to the Corporation’s best estimate of whether or not performance will be achieved and obligations incurred.

The amount ascribed to share purchase warrants upon issue is subject to uncertainty due to the Corporation’s best estimate of fair value at the time of issue.

The estimated fair value of risk management contracts are subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

Tax interpretations, regulations and legislation in which the Corporation and its subsidiaries operate are subject to change.  As such, income taxes are subject to measurement uncertainty.

(b)        Property and equipment

(i)	Capitalized costs

The Corporation follows the full cost method of accounting for its petroleum and natural gas operations within one Canadian cost centre.  Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized.  Costs include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities, future asset retirement costs, and certain administrative expenses directly related to exploration and development activities.

Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized.  Maintenance and repairs, other than major turnaround costs, are expensed as incurred.  Major turnaround costs are included in property and equipment when incurred and charged to depletion and depreciation in the consolidated statements of earnings (loss) and other comprehensive income over the estimated period of time to the next scheduled turnaround.

Spare parts with an estimated useful life greater than one year are included in property and equipment, and depreciated on a unit of production basis.

(ii)	Depletion and depreciation

Depletion and depreciation of property and equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves.  The costs of significant undeveloped properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.  Estimated future costs to be incurred in developing proved reserves are included in costs subject to depletion and estimated salvage values are excluded from costs subject to depletion.  For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of certain midstream facilities is provided for on a straight line basis over 30 years and depreciation of office equipment is provided for on a declining balance basis using rates which range from 20% to 30% per year.

(iii)	Impairment test

At each reporting period, the Corporation performs an impairment test to determine the recoverability of capitalized costs associated with reserves.  An impairment loss is recognized when the carrying amount of a cost centre is not recoverable.  The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties.  If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of discounted proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

(iv)	Asset retirement obligations

The Corporation recognizes the present value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate can be made.  Asset retirement obligations include those legal obligations where the Corporation will be required to retire tangible long-lived assets such as well sites, pipelines, and facilities.  The asset retirement cost, equal to the initial estimated present value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset.  Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Asset retirement costs are amortized using the unit-of-production method and are included in depletion and depreciation in the consolidated statements of earnings (loss) and other comprehensive income.  Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statements of earnings (loss) and other comprehensive income.

Actual expenditures incurred are charged against the accumulated obligation.

(c)         Goodwill

Goodwill is recorded on a business acquisition when the purchase price is in excess of the fair values assigned to assets acquired and liabilities assumed.  Goodwill is not amortized and an impairment test is performed at least annually to evaluate the carrying value.  To assess impairment, the fair value of the consolidated entity, excluding the Mazeppa Processing Partnership, is determined and compared to the carrying value.  If the fair value is less than the carrying value then a second test is performed to determine the amount of the impairment.  Any loss recognized is equal to the difference between the implied fair value and the carrying value of the goodwill.  Impairment losses are recognized, as identified, in the consolidated statements of earnings (loss) and other comprehensive income.

(d)         Financial instruments and derivatives

Financial instruments are any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  Financial instruments are identified by the Corporation through a review of typical financial transactions and risk management activities.  The Corporation also reviews non-financial contracts for potential embedded derivatives.  Once identified, the financial instruments are classified and measured as disclosed below.

Financial instruments are measured at fair value on initial recognition of the instrument except in specific circumstances.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held for trading”, “available for sale”, “held to maturity”, “loans and receivables” or “other financial liabilities” as defined by the accounting standard.

Financial assets and financial liabilities “held for trading” are measured at fair value with changes in those fair values recognized in earnings.  Financial assets “available for sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial instruments “held to maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method.

Cash, and deposits included in other current assets, are classified as “held for trading” and are measured at carrying value which approximates fair value due to the short term nature of these instruments.  Investments included in other current assets are designated as “held for trading”, accounts receivable are classified as “loans and receivables” and accounts payable, bank debt, MPP term financing and senior term notes are classified as “other financial liabilities”.  Transaction costs, premiums and discounts associated with the issuance of senior term notes are netted against the notes and amortized to earnings using the effective interest method.

Derivative financial instruments are classified as “held for trading” and are recorded at fair value based on quoted market prices or third party market indications and forecasts.  Fluctuations are recorded in earnings as risk management gains and losses during each reporting period.  The Corporation uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in note 15.  The Corporation does not designate any of its current risk management activities as accounting hedges.

(e)         Joint operations

Certain petroleum and natural gas activities are conducted jointly with others.  These consolidated financial statements reflect only the Corporation’s proportionate interest in such activities.

(f)          Earnings per share amounts

Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period.  Diluted earnings per share are computed by giving effect to the potential dilution that would occur if stock options and share purchase warrants were exercised.  The Corporation uses the treasury stock method to determine the dilutive effect of stock options and share purchase warrants.  This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase common shares at the average market price for the period.

(g)         Income taxes

Income taxes are recorded using the liability method of accounting.  Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates.  Changes in income tax rates, and any resulting adjustments, are reflected in the period in which the rates are substantively enacted.

(h)         Revenue recognition

Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Corporation is recognized when title passes to the customer and delivery has taken place.  Revenue, as reported, represents the Corporation’s share and is presented before royalty payments to governments and other mineral interest owners.  Other revenue is recognized in the period that the service is provided to the customer.

(i)          Stock-based compensation plan

The Corporation records compensation expense in the consolidated statements of earnings (loss) and other comprehensive income for stock options granted to directors, officers, and employees using the fair-value method.  Compensation costs are recognized over the vesting period and the fair values are determined using the Black-Scholes option pricing model.

Contributions to the Corporation’s stock savings plan are recorded as compensation expense as incurred.

(j)          Restricted share unit plan

The Corporation records compensation expense in the consolidated statements of earnings (loss) and other comprehensive income for restricted share units granted to directors and officers using the intrinsic value method.  Compensation costs are recognized over the vesting period and the intrinsic values are determined as the market value of the units.

(k)         Foreign currency translation

Monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in the consolidated statements of earnings (loss) and other comprehensive income.

(l)          Defined benefit pension plan

The Corporation accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of Mazeppa Processing Partnership.  The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management’s best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

(m)        Cash and cash equivalents

Cash and cash equivalents consist of cash in bank accounts, less outstanding cheques, and short term deposits.

(n)         Recent accounting pronouncements

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, “Business Combinations” which requires all assets and liabilities of an acquired business be recorded at fair value at acquisition.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition related costs are expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” and Section 1602, “Non-controlling Interests”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in consolidated financial statements subsequent to a business combination.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Corporation is currently assessing the impact of these new standards on its consolidated financial statements.

(o)         Reclassification

Certain amounts disclosed for prior years have been reclassified to conform with current year presentation.

3.         CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2009, the Corporation adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”.  The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard has had no significant impact on the Corporation’s consolidated financial statements.

On January 1, 2009, the Corporation adopted Emerging Issues Committee Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The abstract outlines the requirement for an entity to assess both it’s own and any counterparty’s credit risk when assessing the fair value of assets and liabilities, including derivative instruments.  The adoption of this abstract has had no significant impact on the Corporation’s consolidated financial statements.

4.         PROPERTY AND EQUIPMENT

As at December 31, 2009	Cost	Accumulated depletion and depreciation	Net

Exploration and development costs	$2,184,035	$(829,162)	$1,354,873
Production equipment and processing facilities	728,386	(165,109)	563,277
Future asset retirement costs	18,672	(6,182)	12,490
Office equipment	24,128	(10,572)	13,556

	$2,955,221	$(1,011,025)	$1,944,196

As at December 31, 2008	Cost	Accumulated depletion and depreciation	Net

Exploration and development costs	$2,235,704	$(727,616)	$1,508,088
Production equipment and processing facilities	700,823	(137,607)	563,216
Future asset retirement costs	14,383	(5,604)	8,779
Office leaseholds and equipment	17,684	(9,099)	8,585

	$2,968,594	$(879,926)	$2,088,668

During the year, $3.4 million (2008 - $8.9 million; 2007 - $9.6 million) was capitalized relating to compensation, insurance, and administrative costs.  The Corporation includes as an addition (deduction) to the capital costs of property and equipment subject to depletion the following:

Years ended December 31,	2009	2008

Future capital expenditures	$152,700	$288,700
Undeveloped properties	(69,900)	(128,700)
Estimated salvage values	(124,500)	(114,600)

Total net additional (deductible) costs	$(41,700)	$45,400

Prices used in the evaluation of the carrying value of the Corporation’s reserves for the purposes of the impairment test were:

As at December 31, 2009	Natural Gas (AECO C) $ per MMbtu	Crude Oil (Edmonton par 40 API) $ per bbl	NGL $ per bbl

2010	5.79	82.06	84.47
2011	6.61	86.96	89.49
2012	6.88	90.52	93.17
2013	7.27	94.35	97.09
2014	7.60	98.57	101.45
Approximate % increase thereafter	2.0%	2.0%	2.0%

5.         BANK DEBT

As at December 31,	2009	2008

Authorized senior credit facility	$220,000	$500,000

Prime rate loans	$37,000	$20,000
Bankers’ acceptance term loans	70,000	270,000
Prime rate revolving credit	1,462	-
Discount to maturity	(1,279)	(599)

Advances under the senior credit facility	$107,183	$289,401

Current	$107,183	$-
Non current	-	289,401

Advances under the senior credit facility	$107,183	$289,401

As at December 31, 2009, the Corporation’s senior credit facility of $220 million, arranged with a syndicate of banks, was comprised of a revolving term facility authorized at $190 million and a revolving working capital facility authorized at $30 million.  The facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and is subject to renewal on July 1, 2010.  If not renewed in 2010 the facility will mature 1 day later on July 2, 2010.

Advances under the facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

Prime rate and US Base rate plus 4.25%
Bankers’ Acceptances rate and LIBOR rate plus 5.25%

As at December 31, 2009, the prime and bankers’ acceptance rates on the outstanding bank debt were 2.25% and 0.41%, respectively.

The amount that may be drawn on the credit facility is limited, in certain circumstances, by a provision contained in the note indenture governing the senior term notes; the adjusted consolidated net tangible assets test (“ACNTA”).  The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2009 constant dollar prices.  At December 31, 2009, the ACNTA test capped the borrowings under the credit facilities at $263.4 million (see also note 6 - “Senior Term Notes”).

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

6.         SENIOR TERM NOTES

As at December 31,	2009	2008

US$450 million, 7.625% due December 1, 2013	$470,970	$551,070
Unamortized transaction costs	(9,229)	(11,150)

Carrying value	$461,741	$539,920

On November 22, 2005, a wholly owned subsidiary of the Corporation issued US$300 million senior term notes maturing December 1, 2013.  On April 4, 2006, an additional US$150 million was issued under the same terms and conditions as the original issue.  The notes bear interest at 7.625%, are unsecured and are subordinate to the Corporation’s bank credit facilities.  The yield to maturity using the effective interest method as at December 31, 2009 was 8.15%.

The notes are redeemable by the Corporation in whole or part, after the date and as a percentage of the face value as follows:

December 31, 2009	103.813%
December 1, 2010	101.906%
December 1, 2011 and thereafter	100.000%

The indenture governing the senior term notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and the ACNTA test if the Ratio test is not met.  The Ratio restricts the Corporation’s ability to incur incremental debt, and the value determined under the ACNTA test restricts the borrowings under the credit facilities to the ACNTA calculated value.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold and if the Ratio is less than 2.5 to 1 the value calculated under the ACNTA test must exceed borrowings under the credit facilities.

At December 31, 2009, the Ratio was 2.01 to 1, falling below the minimum requirement and thereby restricting the amount of incremental borrowings the Corporation may incur.  The Corporation may incur up to $263.4 million under the credit facility and certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation.

7.         MPP TERM FINANCING AND NON-CONTROLLING INTEREST

MPP is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta.  The Corporation processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP.  The Corporation does not have an ownership position in MPP.  However, the Corporation, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP’s operations.  Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities, and operations of the Partnership.  Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

As at December 31,	2009	2008

Non-controlling interest, beginning of year	$59,762	$63,311
Earnings attributable to non-controlling interest	3,259	5,622
Distributions to limited partner	(3,822)	(9,171)
MPP term financing	(55,000)	-

Non-controlling interest, end of year	$4,199	$59,762

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014.  As a result, a principal amount of $55.0 million of the non-controlling interest was transferred to MPP term financing with a reduction in the non-controlling interest.  Over the term, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities.  The fee is comprised of a fixed base fee of $0.8 million per month in respect of the MPP term financing, plus MPP operating costs net of third party revenues.

Compton may renew the processing agreement in 2014 under terms determined at that time or purchase the Partnership units for the outstanding amount of the MPP term financing of $27.8 million (“Purchase Option”).  In the event that the Corporation does not renew the processing agreement nor exercise the Purchase Option, the Limited Partner may dispose of the Partnership units to an independent third party.

As at December 31,	2009	2008

Amortizing MPP term financing	$24,287	$-
Purchase option at renewal	27,800	-
Discount to maturity	(679)	-

MPP term financing	$51,408	$-

The processing agreement prescribes minimum throughput volumes and reserve tests which if not exceeded may require prepayment of a portion of the Purchase Option. The minimum throughput volume is to average 67.5 mmcf/d for two consecutive calendar quarters; each 1.0 mmcf/d of shortfall requires a prepayment of the Purchase Option of $400,000. Each prepayment of the Purchase Option will cause the minimum throughput volume to be adjusted downward to the processed volumes.  In the event that the dedicated reserves are less than 200 BCF or has a discounted reserve value of less than $250 million, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of reserves shortfall.

At December 31, 2009, internal estimates of dedicated reserves indicate that the minimum reserve test under the agreement has been met.  The minimum throughput volumes at year end fell below the prescribed average resulting in a prepayment amount of approximately $400,000 to be paid subsequent to year end, resulting in a reduction of the minimum throughput volume required to 66.5 mmcf/d.

8.         CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of senior term notes, bank debt, working capital, MPP term financing and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations,
(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets, and
(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and altering debt levels or issuing equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to adjusted earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, goodwill written-off, and foreign exchange and other (“adjusted EBITDA”).

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

As at December 31,	2009	2008

Senior term notes	$470,970	$551,070
Bank debt	107,000	290,000
MPP term financing	51,408	-
Long-term instruments	629,378	841,070
Adjusted working capital deficiency*	7,748	44,020
Total net debt	637,126	885,090
Total shareholders’ equity	992,237	834,690

Total capitalization	$1,629,363	$1,719,780

Total net debt to capitalization ratio	39.1%	51.5%
* Adjusted working capital deficiency excludes risk management items, related future income taxes, current MPP term financing and bank debt

The Corporation’s total net debt to capitalization decreased in part as a result of the translation of the Corporation’s US dollar denominated senior term notes, which impacts the carrying value of the senior term notes and also shareholders’ equity.

Compton’s senior term notes, due December 2013, are translated into Canadian dollars at the prevailing exchange rate at year end.  Any change from the prior year is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes.  The carrying value of the notes at December 31, 2009 decreased from December 31, 2008 as a result of the appreciation of the Canadian dollar and the resulting unrealized foreign exchange gain.  The unrealized gain, net of tax, also increases shareholders’ equity.

In 2009, through its strategic review and restructuring program, the Corporation completed an equity financing (gross proceeds of $172.5 million) and the sale of a 3.75% overriding royalty interest (gross proceeds of $71.3 million) that significantly reduced outstanding bank debt.

Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.  At December 31, 2009, total net debt to adjusted EBITDA was 7.3x (December 31, 2008 - 2.9x) calculated on a trailing 12 month basis as follows:

As at December 31,	2009	2008

Total net debt	$637,126	$885,090

12 months ended December 31,	2009	2008

Net earnings (loss)	$(8,330)	$(43,003)
Add (deduct)
Interest and finance charges	56,886	60,911
Income taxes	(24,102)	14,824
Depletion and depreciation	134,710	157,973
Accretion of asset retirement obligations	3,242	3,142
Foreign exchange and other (gains) losses	(84,810)	113,782
Goodwill written-off	9,933	-

Adjusted EBITDA	$87,529	$307,629

Total net debt to adjusted EBITDA	7.3x	2.9x

The decline in natural gas prices over the past two years has impacted the Corporation’s operations and capital structure.  As a result, Compton’s capital structure, at December 31, 2009, is outside the internal targets of total net debt to adjusted EBITDA of 2.5 to 3.0 times.  During 2009, the Corporation reduced its bank debt through an equity finance issue and the sale of overriding royalties.  The Corporation continues to assess potential alternatives to achieve its internal targets.

Compton is subject to certain financial covenants relating to its credit facility and senior notes.  At December 31, 2009, the Corporation was in compliance with all the covenants of the credit facility and senior notes, except is restricted to the amount of incremental borrowing (see note 6 - “Senior Term Notes”).

9.         ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

As at December 31,	2009	2008

Asset retirement obligations, beginning of year	$34,281	$36,696
Liabilities incurred	285	2,923
Liabilities settled and disposed	(9)	(6,345)
Accretion expense	3,242	3,142
Revision of estimate	4,013	(2,135)

Asset retirement obligations, end of year	$41,812	$34,281

The total undiscounted amount of estimated cash flows required to settle the obligations was $231.5 million (2008 - $238.4 million), which has been discounted using a credit-adjusted risk free rate of 10.5% (2008 - 10.9%).  Due to the Corporation’s long reserve life, the majority of these obligations are not expected to be settled until well into the future.  Settlements will be funded from general Corporation resources at the time of retirement and removal.

10.        CAPITAL STOCK

(a)         Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)         Issued and outstanding

As at December 31,	2009		2008
	Number of Shares	Amount	Number of Shares	Amount

Common shares outstanding, beginning of year	125,760	$237,703	129,098	$235,871
Shares issued under public offering(1)	138,000	149,357	-	-
Shares issued for services	-	-	50	490
Shares issued under stock option plan	-	-	1,388	10,363
Shares repurchased	(187)	(354)	(4,776)	(9,021)

Common shares outstanding, end of year	263,573	$386,706	125,760	$237,703
(1)      Net of share issue costs of $12.7 million, and $13.8 million ascribed to the value of the share purchase warrants, less future income tax benefits of $3.3 million

On October 5, 2009, the Corporation closed a fully subscribed equity financing for total net proceeds of $161.9 million on a bought deal basis.  Pursuant to the financing, 138,000,000 units were issued at a price of $1.25 per unit.  Each unit was comprised of one common share and one common share purchase warrant.

The Corporation’s normal course issuer bid program expired on March 24, 2009.  Under the program, the Corporation could purchase for cancellation up to six million of its common shares, representing approximately 5% of the issued and outstanding common shares at the time.

(c)         Share purchase warrants

Each share purchase warrant entitles the holder to acquire one additional common share at a price of $1.55 at any time prior to October 5, 2011.  A fair value of $0.10 has been ascribed to each warrant ($13.8 million in total) and recorded as equity reducing the carrying value of shares issued under the October 5, 2009 public offering.  The fair value of the warrants was determined using the modified Black-Scholes option pricing model and assumes an expected volatility of approximately 55%, a risk free rate of return of 1.25% and a weighted average life of two years.  At December 31, 2009 none of the issued warrants had been exercised.

(d)         Shareholder rights plan

The Corporation has a shareholder rights plan (the “Plan”) to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Corporation.

Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding.  In the event that an acquisition of 20% or more of the Corporation’s shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder, other than holders not in compliance with the Plan, to acquire a common share at a 50% discount to the market price at that time.

11.         PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

Years ended December 31,	2009	2008	2007

Weighted average common shares outstanding - basic	158,846	129,500	128,993
Effect of stock options	327	2,531	3,546

Weighted average common shares outstanding - diluted	159,173	132,031	132,539

In calculating diluted earnings per common share for the year ended December 31, 2009, the Corporation excluded 8,159,570 options (2008 - 5,666,075; 2007 - 5,553,700) and 138,000,000 share purchase warrants (2008 - n/a; 2007 - n/a) as the exercise price was greater than the average market price of its common shares in those years.

In the case of a loss, the effect of stock options potentially exercisable on diluted net loss per share is anti-dilutive.  Therefore basic and diluted net loss per share are the same.

12.        STOCK-BASED COMPENSATION PLANS

(a)         Stock option plan

The Corporation has a stock option plan for employees, including officers and directors.  The exercise price of each option approximated the market price for the common shares on the date the option was granted.  Options granted under the plan before June 1, 2003 are fully exercisable and will expire ten years after the grant date.  Options granted under the plan after May 31, 2003 and before October 12, 2009 are generally fully exercisable after four years and expire five years after the grant date.  Options granted under the plan after October 11, 2009, are generally fully exercisable after three years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

As at December 31,	2009		2008
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price

Outstanding, beginning of year	11,131	$8.07	12,084	$8.49
Granted	5,981	$1.11	1,512	$3.97
Exercised	-	$-	(1,388)	$5.24
Forfeited	(6,362)	$7.29	(1,077)	$10.66

Outstanding, end of year	10,750	$4.66	11,131	$8.07

Exercisable, end of year	4,001	$8.50	7,428	$7.59

The range of exercise prices of stock options outstanding and exercisable at December 31, 2009 is as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price

$0.79 - $1.99	6,296	4.5	$1.12	328	$1.08
$2.00 - $6.99	1,352	1.6	$3.63	1,352	$3.63
$7.00 - $11.99	1,515	1.8	$10.91	981	$10.89
$12.00 - $17.15	1,587	0.9	$13.60	1,340	$13.49

	10,750	3.2	$4.66	4,001	$8.50

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighed average assumptions for grants as follows:

Years ended December 31,	2009	2008	2007

Weighted average fair value of options granted	$0.47	$1.20	$4.23
Risk-free interest rate	1.7%	2.3%	4.1%
Expected life (years)	2.8	3.5	5.0
Expected volatility	60.4%	53.2%	39.0%

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

As at December 31,	2009	2008

Contributed surplus, beginning of year	$33,030	$24,233
Stock-based compensation expense	2,921	8,826
Stock options exercised	-	(3,096)
Excess of book value over purchase price on normal course issuer bid	153	3,067

Contributed surplus, end of year	$36,104	$33,030

(b)         Share appreciation rights plan

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights (“SARs”).  During the year ended December 31, 2009, it has been determined the SARs have no value and the liability related to the variable component of these SARs amounts to $nil, (2008 - $nil).  All outstanding SARs having a variable component expire at various times through to 2011.

(c)         Stock-based compensation expense

The following table presents amounts charged to stock-based compensation expense are as follows:

Years ended December 31,	2009	2008	2007

Stock option plan	$2,921	$8,826	$8,416
Share appreciation rights plan	-	(970)	-
Employee retention program	-	-	2,618
Employee share purchase plan(1)	1,226	1,718	1,574

	$4,147	$9,574	$12,608
(1)      Number of shares purchased (2009 - 1,209,132; 2008 - 406,273; 2007 - 153,933)

(d)         Restricted share unit plan

On March 1, 2008, the Corporation implemented a Restricted Share Unit Plan (“RSU” or “the RSU Plan”) for employees, officers and directors.  The purpose of the RSU Plan is to attract and retain personnel necessary to the successful operation of the Corporation and promote greater alignment of their interests to that of Compton’s shareholders.  Under the RSU Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the RSU Plan.  Generally RSUs so granted vest over three years commencing with the first anniversary date of the grant and entitles the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU.  As at December 31, 2009, there are 103.3 thousand RSUs outstanding under the RSU Plan granted to officers and directors of the Corporation.

During the year ended December 31, 2009, the Corporation recognized $1.2 million (December 31, 2008 - $2.9 million) as a strategic review cost related to the guaranteed intrinsic value of the RSUs issued to employees.  The corresponding liability is included in accounts payable as at December 31, 2009.  All outstanding RSUs expire in 2011.

13.        INTEREST AND FINANCE CHARGES

Amounts charged to expense are as follows:

Years ended December 31,	2009	2008	2007

Interest on bank debt, net	$11,268	$20,280	$22,476
Interest on senior term notes	41,032	38,228	38,345
Other finance charges	4,586	2,403	2,672

Total interest and finance charges	$56,886	$60,911	$63,493

Other finance charges include bank service charges and fees as well as other miscellaneous interest revenue and expenses.

The effective interest rate on bank debt at December 31, 2009 was 4.5% (2008 - 6.2%, 2007 - 6.5%).

14.        FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

Years ended December 31,	2009	2008	2007

Foreign exchange on translation of US$ debt	$(80,100)	$106,425	$(79,740)
Other foreign exchange	(2,779)	(82)	1,023
Marketable securities valuation	(1,931)	7,439	5,231

Foreign exchange and other (gains) losses	$(84,810)	$113,782	$(73,486)

15.        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At December 31, 2009, the Corporation’s financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, bank debt, senior term notes, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a)         Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

As at December 31,	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held for trading
Cash	$-	$-	$3,892	$3,892
Other current assets(1)	$14,287	$14,287	$12,163	$12,163
Risk management assets	$198	$198	$8,284	$8,284
Loans and receivables
Accounts receivable	$37,389	$37,389	$65,217	$65,217

Financial liabilities
Held for trading
Risk management liabilities(2)	$1,425	$1,425	$-	$-
Other financial liabilities
Accounts payable	$58,970	$58,970	$125,292	$125,292
Bank debt	$107,183	$108,462	$289,401	$289,401
MPP term financing(2)	$51,408	$52,087	$-	$-
Senior term notes	$461,741	$362,647	$539,920	$154,300
(1)      Includes royalty deposits, prepaid expenses, and marketable securities
(2)      Includes current and long term

The carrying amount of cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest.    Bank debt and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes.  The senior term notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts.  Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

(b)         Risk management assets and liabilities

(i)     Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

As at December 31,	2009	2008
Unrealized gain
Current asset	$198	$8,284
Unrealized loss
Current liability	(94)	-
Non-current liability	(1,331)	-

Total unrealized gain (loss)	$(1,227)	$8,284

(ii)    Net fair value of commodity positions

On December 31, 2009, the Corporation had the following commodity contracts in place:
Commodity	Term	Volume	Average Price	Mark-to- Market Gain (Loss)
Natural Gas
Collar	Jul./09 - Jun./10	14,000 GJ/d	$4.50 - $5.80/GJ	$(156)
Collar	Jul./09 - Jun./11	30,250 GJ/d	$4.52 - $7.01/GJ	(545)
Collar	Jul./09 - Oct./11	10,000 GJ/d	$4.50 - $7.00/GJ	(403)
Electricity
Swap	Jan./10 - Dec./11	84 MWh/d	$50.74/MWh	(123)

Total unrealized commodity gain (loss)				$(1,227)

(c)         Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings (loss) and other comprehensive income during the years relating to commodity prices and foreign currency transactions are summarized below:

Years ended December 31,	Commodity Contracts	Foreign Currency	2009 Total	2008 Total	2007 Total

Unrealized change in fair value	$9,510	$-	$9,510	$(2,546)	$5,467
Realized cash settlements	(32,286)	2,303	(29,983)	(18,993)	(11,481)

Total (gain) loss	$(22,776)	$2,303	$(20,473)	$(21,539)	$(6,014)

The gains and losses realized during the year on the electricity contract are included in operating expenses.

(d)         Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)     Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

—         Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts and AESO for electricity contracts.  Prices are valued in Canadian dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

With respect to commodity contracts in place at December 31, 2009, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately $3.6 million (2008 - $1.6 million).  A similar decline in commodity prices would have had the opposite impact.

—         Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rate the Corporation maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

At December 31, 2009, with respect to the Corporation’s senior term notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the notes by $4.5 million and increase or decrease before tax earnings by $0.3 million.

—         Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with bank debt, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.  Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate bank debt.  At December 31, 2009, a 100bps change in interest rates would have impacted before tax earnings by $2.5 million (2008 - $3.8 million, 2007 - $3.5 million) assuming the change in interest rates occurred at the beginning of the year.

(ii)         Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 4% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at December 31, 2009 were current.

In-the-money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Corporation’s banking syndicate.  At December 31, 2009, three financial institutions held all of the outstanding financial instrument contracts.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)         Liquidity risk

Compton is exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.  In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its credit facility.  The credit facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan.  Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or LIBOR loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio.  On July 2, 2009, the Corporation renewed the existing credit facility for a further 364 day term under conditions outlined in note 5.  Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.  See also note 21 - “Commitments and Contingent Liabilities”.

16.        DEFINED BENEFIT PENSION PLAN

There are 34 employees of MPP currently enrolled in a co-sponsored, defined benefit pension plan.  Information relating to the MPP retirement plan is outlined below:

As at December 31,	2009	2008

Accrued benefit obligation
Accrued benefit obligation - beginning of year	$6,087	$7,695
Current service cost	245	377
Interest cost	455	439
Benefits paid	(526)	(167)
Actuarial (gain) loss	1,082	(2,257)

Accrued benefit obligation - end of year	$7,343	$6,087

Fair value of plan assets
Fair value of plan assets - beginning of year	$6,030	$6,897
Employee contributions	93	92
Employer contributions	518	461
Benefits paid	(526)	(167)
Actual return on plan assets	1,572	(1,253)

Fair value of plan assets - end of year	$7,687	$6,030

Accrued benefit asset
Funded status - plan assets less than benefit obligation	$344	$(57)
Unamortized net actuarial (gain) loss	(225)	(158)
Unamortized past service costs	585	655

Accrued benefit asset, included in other assets(1)	$704	$440
(1)	Included as a component of other long term assets

Pension expense, included in operating expense, is as follows:

Years ended December 31,	2009	2008

Current service cost, net of employee contributions	$151	$348
Interest on accrued benefit obligation	455	439
Return on assets	(423)	(495)
Amortization of past service cost	69	69

Pension expense, included in operating expense	$252	$361

Economic assumptions used to determine benefit obligation and periodic expense were:

Years ended December 31,	2009	2008

Discount rate	6.50%	7.50%
Expected rate of return on assets	7.25%	7.00%
Rate of compensation increase	3.00%	3.50%
Average remaining service period of covered employees	16 years	16 years

17.        INCOME TAXES

(a)	The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

Years ended December 31,	2009	2008	2007

Earnings (loss) before taxes and non-controlling interest	$(29,173)	$(22,557)	$108,963

Canadian statutory rates	29.0%	29.5%	32.1%
Expected income taxes	$(8,460)	$(6,654)	$34,977
Effect on taxes resulting from:
Non-deductible stock-based compensation	845	2,611	2,704
Effect of tax rate changes and temporary differences recorded at future rates	(4,953)	1,870	(50,470)
Non-taxable capital (gains) losses	(11,896)	14,260	(11,651)
Goodwill write-down	2,881	-	-
Other	(2,519)	2,737	(1,995)

Provision for income taxes	$(24,102)	$14,824	$(26,435)

Current	$94	$36	$17
Future	(24,196)	14,788	(26,452)

	$(24,102)	$14,824	$(26,435)

(b)	Future income taxes are classified on the balance sheet as:

As at December 31,	2009	2008

Current asset	$(12)	$-
Current liability	58	2,403
Non-current liability	277,728	302,834

Net future income tax liability(1)	$277,774	$305,237
(1)      In 2009, future income taxes of $3,266 have been presented net in equity for the impact of share issuance costs

The net future income tax liability is comprised of:

As at December 31,	2009	2008

Future income tax liabilities
Property and equipment in excess of tax values	$255,982	$283,948
Timing of partnership items	44,183	69,290
Foreign exchange gain on long-term debt	5,298	3,170
Other	-	1,910
Future income tax assets
Non-capital losses carried forward	(12,481)	(36,714)
Attributed Canadian royalty income	(2,729)	(7,795)
Asset retirement obligations	(10,454)	(8,572)
Other	(2,025)	-

Net future income tax liability	$277,774	$305,237

The non-capital losses available for carry forward to reduce taxable income in future years expire between 2025 through 2027.  In addition, the Corporation has income tax pools of approximately $944.0 million available to reduce future years’ taxable income.

18.        STRATEGIC REVIEW AND RESTRUCTURING COSTS

On June 30, 2008, the Corporation began a strategic review process that concluded December 31, 2008 for an aggregate cost of $38.0 million.  Certain trailing costs were expensed as incurred in 2009.

In conjunction with the strategic review, the Corporation initiated a restructuring process that was completed in 2009; under the program $2.3 million of costs were incurred.

Years ended December 31,	2009	2008	2007

Strategic review costs	$2,550	$35,490	$-
Restructuring costs	2,266	-	-

	$4,816	$35,490	$-

19.         GOODWILL

The valuation of goodwill assessed under the CICA guidance of Handbook Section 3064, “Goodwill and Intangible Assets”, resulted in the write-off of $9.9 million at December 31, 2009.  The goodwill balance arose on previous acquisitions made by the Corporation; the associated assets from these acquisitions were sold prior to 2009.

20.         SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items increased (decreased) cash as follows:

Years ended December 31,	2009	2008	2007

Accounts receivable and other current assets	$27,636	$18,204	$(19,657)
Accounts payable	(65,461)	(25,504)	9,352

	$(37,825)	$(7,300)	$(10,305)
Net change in non-cash working capital
Relating to:
Operating activities	$(16,605)	$44,350	$(23,366)
Investing activities	(21,220)	(51,650)	13,061

	$(37,825)	$(7,300)	$(10,305)

Amounts paid during the year relating to interest expense and income taxes were as follows:

Years ended December 31,	2009	2008	2007

Interest paid	$56,041	$60,278	$60,976

Current income taxes paid	$45	$44	$41

21.        COMMITMENTS AND CONTINGENT LIABILITIES

(a)         Commitments

The Corporation has committed to certain payments over the next five years, as follows:

	2010	2011	2012	2013	2014	Thereafter

Bank debt	$108,462	$-	$-	$-	$-	$-
Senior term notes (US $450m)	-	-	-	470,970	-	-
MPP term financing	9,592	9,592	9,592	9,592	3,198	-
Accounts payable	58,970	-	-	-	-	-
Operating leases	7,426	2,391	1,009	-	-	-
Office facilities	3,234	3,234	3,234	3,234	3,234	13,964
Vacant office facilities	5,215	4,542	4,542	4,542	4,542	19,682

	$192,899	$19,759	$18,377	$488,338	$10,974	$33,646

Payments to MPP relate to payments made pursuant to a processing agreement between the Corporation and MPP which together with associated management and option agreements expire on April 30, 2014.

Commitments on operating leases relate to arrangements on certain production facilities.  The annual commitment includes rental payments as well as the buy out option at the end of the lease term.  It is the Corporation’s intention to renew the leases for a further term as they come due.

Compton has entered into a lease agreement for new office facilities commencing 2009.  Annual commitments under the lease agreement are approximately $7.8 million per year over the 10 year term.  Management is actively pursuing the sublease of certain vacant office facilities.

On September 26, 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty (“ORR”) to a third party, effective October 1, 2009.  The transaction was for the sale of a 2.5% overriding royalty for gross proceeds of $47.5 million.  Under the agreement the option to purchase an additional 1.25% overriding royalty was exercised, effective December 1, 2009 for additional proceeds of $23.8 million.  At December 31, 2009, an option to purchase an additional 1.25% ORR was outstanding. Subsequent to year end, 0.25% was exercised effective January 1, 2010, and 0.25% effective February 1, 2010.  The exercise of the ORR subsequent to year end reduced the authorized bank credit facility to $217.5 million.  The ORR represents a commitment of 4.25% of the Corporation's future gross production revenue, less certain transportation costs and marketing fees, on the existing land base.

(b)         Legal proceedings

The Corporation is involved in various legal claims associated with normal operations.  In Management’s opinion, these claims, although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

22.        UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

Reconciliation of consolidated financial statements to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”).

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles,” which has been primarily codified into ASC Topic 105, “Generally Accepted Accounting Standards”.  This guidance establishes the FASB Accounting Standards Codification, which officially commenced July 1, 2009, to become the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants.  All other accounting literature excluded from the Codification is considered non-authoritative.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification.  Generally, the Codification does not change US GAAP.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Corporation has adopted this standard for the year ending December 31, 2009.  The standard has had a minimal effect on the Corporation’s financial statement disclosures, as all references to authoritative accounting literature are referenced in accordance with the Codification.

In January 2009, the SEC issued Release No. 33-8995, “Modernization of Oil and Gas Reporting,” amending oil and gas reporting requirements under Rule 4-10 of Regulation S-X and Industry Guide 2 in Regulation S-K and bringing full-cost accounting rules into alignment with the revised disclosure requirements.  The new rules include changes to the pricing used to estimate reserves, the ability to include non-traditional resources in reserves, the use of new technology for determining reserves and permitting disclosure of probable and possible reserves.  In September 2009, the FASB issued Proposed Accounting Standards Update (ASU), “Extractive Industries-Oil and Gas (Topic 932); Oil and Gas Reserve Estimation and Disclosures” (Exposure Draft No. 1730-100), to align the guidance in US GAAP with the changes the SEC made in December 2008.  The final rules are effective for registration statements filed on or after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2009.  The significant differences in principles, as they apply to the Corporation’s consolidated statements of earnings (loss) and other comprehensive income, balance sheets, and statements of cash flow, are described below.

Reconciliation of Net Earnings (loss) under Canadian GAAP to US GAAP

For the years ended December 31,	2009	2008	2007

Net earnings (loss) for year, as reported	$(8,330)	$(43,003)	$129,266

Adjustments
Depletion and depreciation, net, note (a)	39,819	(21,806)	(625)
Business combination, net, note (e)	201	-	(201)
Ceiling test write-down, net, note (a)	(489,272)	(566,441)	-

Net earnings (loss) - US GAAP	$(457,582)	$(631,250)	$128,440

Consolidated Statements of Earnings (Loss) - US GAAP

For the years ended December 31,	2009	2008	2007

Revenue, net of royalties	$200,202	$490,374	$403,540
Expenses
Operating	86,195	114,205	101,515
Transportation	6,118	8,378	12,615
Strategic review and restructuring costs	4,816	35,490	-
Administrative	28,611	31,015	29,717
Interest and finance charges	56,886	60,911	63,493
Depletion and depreciation, note (a)	733,983	942,301	152,245
Foreign exchange and other (gains) losses	(84,810)	113,782	(73,486)
Accretion of asset retirement obligations	3,242	3,142	2,718
Stock-based compensation, note (f)	4,147	9,574	12,608
Loss on equity investment, note (e)	-	-	159
Risk management gain	(20,473)	(21,539)	(6,014)
Goodwill written-off, note (e)	9,774	-	-
Earnings (loss) before taxes and non-controlling interest	(628,287)	(806,885)	107,970
Income tax recovery, notes (a, e)	(173,964)	(181,257)	(26,602)
Non-controlling interest	3,259	5,622	6,132

Net earnings (loss) - US GAAP	$(457,582)	$(631,250)	$128,440

Net earnings (loss) per common share - US GAAP
Basic	$(2.88)	$(4.87)	$1.00
Diluted	$(2.88)	$(4.87)	$0.97

Consolidated Statements of Other Comprehensive Income (Loss) - US GAAP

For the years ended December 31,	2009	2008	2007

Net earnings (loss) - US GAAP	$(457,582)	$(631,250)	$128,440
Defined benefit pension plan, note (d)	102	434	67

Comprehensive income (loss)	$(457,480)	$(630,816)	$128,507

Consolidated Statements of Accumulated Other Comprehensive Income (Loss) - US GAAP

As at December 31,	2009	2008	2007

Balance, beginning of year	$(392)	$(826)	$(893)
Defined benefit pension plan, note (d)	102	434	67

Balance, end of year	$(290)	$(392)	$(826)

Condensed Consolidated Balance Sheets

As at December 31,	2009		2008
	As reported	US GAAP	As reported	US GAAP restated

Assets
Cash	$-	$-	$3,892	$3,892
Other current assets	51,886	51,886	85,664	85,664
Property and equipment, note (a)	1,944,196	549,834	2,088,668	1,293,579
Goodwill, note (e)	-	-	9,933	9,732
Other assets, notes (c, d)	679	8,960	426	9,605
Future income taxes, notes (a, d)	-	71,285	-	-

	$1,996,761	$681,965	$2,188,583	$1,402,472

Liabilities and shareholders’ equity
Current liabilities	$170,906	$170,906	$127,695	$127,695
Long-term debt, note (c)	461,741	469,703	829,321	838,940
Asset retirement obligations	41,812	41,812	34,281	34,281
Risk management loss	1,331	1,331	-	-
Unfunded pension liability, note (d)	-	-	-	56
MPP term financing, note (g)	46,807	51,685	-	-
Future income taxes, notes (a, d)	277,728	-	302,834	103,607
Non-controlling interest, note (g)	4,199	-	59,762	-

	1,004,524	735,437	1,353,893	1,104,579

Non-controlling interest, note (g)	-	-	-	59,762
Capital stock, note (b)	386,706	416,693	237,703	267,690
Share purchase warrants	13,800	13,800	-	-
Contributed surplus	36,104	36,104	33,030	33,030
Retained earnings (deficit)	555,627	(519,779)	563,957	(62,197)
Accumulated other comprehensive income (loss), note (d)	-	(290)	-	(392)

	992,237	(53,472)	834,690	297,893

	$1,996,761	$681,965	$2,188,583	$1,402,472

Condensed Consolidated Statements of Cash Flow

For the years ended December 31,	2009	2008	2007

Operating activities
Net earnings (loss)	$(457,582)	$(631,250)	$128,440
Amortization and other	(1,123)	7,422	8,648
Depletion and depreciation	733,983	942,301	152,245
Accretion of asset retirement obligations	3,242	3,142	2,718
Unrealized foreign exchange (gain) loss	(80,100)	106,425	(79,740)
Future income taxes	(174,058)	(181,293)	(26,619)
Unrealized risk management (gain) loss	9,510	(2,546)	5,467
Other	1,793	11,680	10,266
Goodwill	9,774	-	-
Change in non-cash working capital	(16,605)	44,350	(23,366)

Cash from operating activities	28,834	300,231	178,059

Cash from financing activities	(29,942)	(119,776)	60,725

Cash from investing activities	(2,784)	(185,228)	(241,995)

Change in cash	(3,892)	(4,773)	(3,211)

Cash, beginning of year	3,892	8,665	11,876

Cash, end of year	$-	$3,892	$8,665

Notes to the consolidated financial statements

(a)         Full cost accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and US GAAP differ in the following respects.

Under US GAAP, an impairment test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated average constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes.  Under Canadian GAAP, a similar impairment test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairments exist.  If impairment exists, then the amount of the write-down is determined using the fair value of reserves.  An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period.

The Corporation has completed an impairment test calculation at December 31, 2009, based on the average prices in effect on the first day of each month in the year, which indicated an impairment of its oil and natural gas properties of approximately $489.3 million, net of tax (December 31, 2008 - $566.4 million).  As a result, Compton recorded a reduction to property and equipment and an increase to depletion expense of $652.4 million with a corresponding recovery of future income tax and a reduction of future tax expense of $163.1 million (December 31, 2008 - $755.3 million and $188.8 million respectively).  The December 31, 2007 impairment test indicated a write down of $105.4 million, net of tax however, natural gas prices, subsequent to period end, improved sufficiently to eliminate this calculated impairment.

Depletion and depreciation on property and equipment is provided using the unit-of-production method under Canadian and US GAAP.  Both methods use proved reserves to determine the rate.  However, for Canadian GAAP, proved reserves are determined using forecasted prices whereas US GAAP applies average constant prices.  This reconciling item resulted in a $39.8 million, net of tax, decrease to depletion and depreciation expense for US GAAP purposes during the period ended December 31, 2009, (December 31, 2008 - $21.8 million increase; December 31, 2007 - $0.6 million increase).

(b)         Future income taxes

Under US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates.  The future income tax adjustments included in the reconciliation of net earnings under Canadian GAAP to US GAAP and the balance sheet effects include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

US GAAP requires flow-through shares be recorded at their fair value without any adjustment for the renouncement of the tax deductions and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.

The cumulative retained earnings adjustment relating to flow-through shares issued prior to December 31, 2003 was $30.0 million.

The net future income tax liability (asset) is comprised of:

As at December 31,	2009	2008

Future income tax liabilities
Property and equipment in excess of tax values	$-	$84,825
Timing of partnership items	44,183	69,290
Foreign exchange gain on long-term debt	5,298	3,170
Other	-	1,806
Future income tax assets
Non-capital losses carried forward	(12,481)	(36,714)
Property and equipment less than tax values	(93,031)	-
Attributed Canadian royalty income	(2,729)	(7,795)
Asset retirement obligation	(10,454)	(8,572)
Other	(2,025)	-

Future income taxes	$(71,239)	$106,010

Net future income taxes, less	$(71,239)	$106,010
Current portion, net	46	2,403
Non-current future income taxes	$(71,285)	$103,607

(c)         Deferred financing charges

Under Canadian GAAP, transaction costs associated with the issuance of senior term notes and MPP are netted against long-term debt.  Under US GAAP these costs are disclosed as other assets and have been reclassified to conform to this presentation.

(d)         Defined benefit pension plan

For US GAAP purposes, the Corporation follows ASC Topic 715, "Compensation Retirement Benefits".  As a result, the Corporation recognizes the over or under funded status of defined benefit pension plans on the balance sheet as either an asset or liability and to recognize changes in the funding status through other comprehensive income.  Canadian GAAP currently requires recognition of the accrued benefit or liability, however does not require the Corporation to recognize the funded status of the plan on the balance sheet.

(e)         Business combination

On August 15, 2007, Compton closed the acquisition of Stylus.  During the five month period prior to close, the Corporation had acquired 3.7% of the issued and outstanding shares of Stylus on the open market.  US GAAP requires retroactive restatement of the initial 3.7% to an equity investment from the date of acquisition to the date of consolidation on change of control.  The application of this standard to the acquisition resulted in a fiscal 2007 charge to earnings of $201.0 thousand net of tax recovery and a corresponding adjustment to goodwill.  At December 31, 2009, the goodwill balance was written off to earnings.

(f)          Share based payments

On March 1, 2008, Compton implemented a RSU plan as disclosed in note 12(d) of the December 31, 2009 consolidated financial statements.  Under Canadian GAAP the obligations of the plan are recorded using the intrinsic value method.  US GAAP, under ASC Topic 718, “Compensation - Stock Compensation”, measures the obligation using the fair value method.  The Corporation has determined that there was no difference in the obligation using either method.

(g)         MPP term financing

In April 2009, the terms of the renewed processing agreement, between Compton and the Mazeppa Processing Partnership (“MPP”), changed sufficiently such that the Corporation has bi-furcated the payments made to MPP under the agreement between current liabilities, long term liabilities and non-controlling interest (“NCI”).  Under US GAAP, bi-furcation is not permitted and consequently, the entire amount of the NCI has been classified to MPP term financing.

(h)         Receivable and payable amounts

As at December 31,	2009	2008

Accounts receivable includes the following:
Revenue receivable	$1,453	$2,096
Joint interest receivable	6,540	17,152
Accruals	28,038	43,161
Other receivables	1,358	2,808

	$37,389	$65,217

Accounts payable includes the following:
Trade payables	$6,400	$24,133
Royalties payable	1,363	4,815
Accruals	51,065	94,881
Other payables	142	1,463

	$58,970	$125,292

(i)          Recent accounting pronouncements

New and revised accounting pronouncements have been evaluated by the Corporation and it was determined that the following may have a significant impact on the consolidated financial statements:

(i)
On January 1, 2009, Compton adopted, for US GAAP purposes, ASC Topic 810, “Consolidation”.  Under the standard, the non-controlling interest in a subsidiary is classified as a separate component of equity.  Also, the US consolidated statement of earnings presentation requires net earnings to include the amounts attributable to both the parent and the non-controlling interest and to disclose these respective amounts.  The presentation changes have been included in the consolidated financial statements as applicable.

(ii)
On January 1, 2009, the Corporation adopted, for US GAAP purposes, ASC Topic 805, “Business Combinations”.  This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at fair value as of the date of acquisition.  Also, transaction costs are to be recognized separately from the business combination.  The adoption of the standard did not have a material impact on the consolidated financial statements.

(iii)
On January 1, 2009, Compton adopted, for US GAAP purposes, ASC Topic 815, “Derivatives and Hedging”.  This statement is intended to improve qualitative disclosure about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in hedged positions and transparency about the location and amounts of derivative instruments in an entity’s financial statements.  The Corporation does not designate any of its financial contracts as hedging instruments and has included additional disclosures in note 15 of the December 31, 2009 consolidated financial statements sufficient to meet the disclosure requirements of the new standard.  Consequently, the adoption of the standard did not have a material impact on the consolidated financial statements.

(iv)
On April 1, 2009 the Corporation adopted for US GAAP purposes, ASC Topic 855, “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  The adoption of this standard did not have a material impact on the consolidated financial statements.

(v)
In December 2009, the Corporation adopted, for US GAAP purposes ASC Topic 715, “Compensation - Retirement Benefits”.  This position provides guidance on disclosures about plan assets of a defined benefit pension or other postretirement plans.  This requirement is effective for fiscal years ending after December 15, 2009.  The adoption of this standard has had no material impact on the consolidated financial statements.

(vi)
In 2010, the Corporation will be required to adopt for US GAAP purposes, ASC Topic 810, ”Consolidation”.  The revised standard changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated.  The statement also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity.  The standard is effective at the beginning of the first annual reporting period after November 15, 2009.  The Corporation does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

Supplemental Oil and Natural Gas Information (unaudited)

(A)         Net Proved Oil and Natural Gas Reserves

The net proved oil and natural gas reserve estimates as at December 31, 2009, 2008 and 2007 set forth below were prepared in accordance with guidelines established by the Securities and Exchange Commission and accordingly were based on existing economic and operating conditions.  Oil and natural gas prices in effect, and determined within the guidelines, were used without any escalation.  Operating costs, royalties, and future development costs were based on current costs with no escalation.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures.  The following reserve data represents estimates only and should not be construed as being exact.  Moreover, the present value should not be construed as the current market value of the Corporation’s oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves.  All of the reserves are located in Canada.

Reserve Quantity Information

Years ended December 31,	2009		2008		2007
	Crude oil & NGL’s	Natural Gas	Crude oil & NGL’s	Natural Gas	Crude oil & NGL’s	Natural Gas
	(mbbls)	(mmcf)	(mbbls)	(mmcf)	(mbbls)	(mmcf)

Balance, beginning of year	11,417	529,204	20,886	602,981	27,620	553,331
Revisions of previous estimates	(1,015)	(132,051)	(3,961)	(68,793)	2,247	14,217
Extensions, discoveries and other additions	123	8,057	1,213	64,467	932	48,434
Acquisitions of minerals in place	-	-	41	1,923	1,091	38,286
Dispositions of minerals in place	(1,127)	(42,258)	(5,383)	(29,147)	(8,935)	(9,288)
Production	(876)	(36,074)	(1,379)	(42,227)	(2,070)	(41,999)

Balance, end of year	8,522	326,878	11,417	529,204	20,885	602,981

Proved developed reserves
Balance, beginning of year	10,169	404,095	17,829	452,871	23,334	411,075
Balance, end of year	7,787	285,273	10,169	404,095	17,829	452,871
Proved undeveloped reserves
Balance, beginning of year	1,248	125,109	3,056	150,110	4,288	142,256
Balance, end of year	735	41,605	1,248	125,109	3,056	150,110

(B)         Capitalized Costs Related to Oil and Natural Gas Processing Activities

The aggregate capitalized costs of oil and natural gas activities and costs incurred in oil and natural gas property acquisitions, development, and exploration activities were as follows (excluding MPP):

Capitalized costs

As at December 31,	2009	2008
	(in thousands of Canadian dollars)

Proved properties	$2,654,789	$2,671,816
Unproved properties:
Acquisition	119,319	118,350
Exploration	101,155	97,022
Accumulated depletion and depreciation	(992,188)	(864,384)

	$1,883,075	$2,022,804

Costs incurred on oil and gas property, exploration and development

Years ended December 31,	2009	2008	2007
	(in thousands of Canadian dollars)

Acquisition costs (net of disposition)
Proved properties	$(86,753)	$(192,934)	$(109,262)
Unproved properties	969	(41,228)	28,245
Development costs
Development of proved undeveloped reserves	50,258	195,459	293,335
Other	(1,873)	148,568	(41,550)
Exploration costs	18,963	23,451	79,492

Total costs incurred	$(18,436)	$133,316	$250,260

Costs are transferred into the depletion base on an ongoing basis as the undeveloped properties are evaluated and proved reserves are established or impairment determined.  Pending determination of proved reserves attributable to the above costs, the Corporation cannot assess the future impact on the amortization rate.

(C)	Standardized Measure of Discounted Future Net Cash Flows and Changes in the Summary of Discounted Cash Flows

The standardized measure of discounted future net cash flows and changes therein relating to proved oil and natural gas reserves (“Standardized Measure”) does not purport to present the fair market value of the Corporation’s oil and natural gas properties.  An estimate of such value should consider, among other factors, anticipated future prices of oil and natural gas, the probability of recoveries in excess of existing proved reserves and acreage prospects, and perhaps different discount rates.  It should be noted that estimates of reserve quantities, especially from new discoveries, are inherently imprecise and subject to substantial revisions.  The computation excludes values attributable to the Mazeppa Processing Partnership.

Under the Standardized Measure, future cash inflows are estimated by applying the average of the beginning of each month’s commodity prices to the estimated future production of year end proved reserves.  Future cash inflows are reduced by estimated future production and development costs based on year end costs to determine pre-tax cash inflows.  Future taxes are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Corporation’s tax basis in the associated proved oil and natural gas properties.  Tax credits and net operating loss carry forwards are also considered in the future income tax calculation.  Future net cash inflows after income taxes are discounted using a 10 percent annual discount rate to arrive at the Standardized Measure.

Years ended December 31,	2009	2008	2007
	(in thousands of Canadian dollars)

Future cash inflows	$1,903,420	$3,695,769	$5,740,433
Future production costs	(1,031,097)	(1,598,944)	(2,183,122)
Future development costs	(91,530)	(285,452)	(340,215)

Future net cash flows	780,793	1,811,373	3,217,096
Income taxes	-	(192,809)	(518,136)

Total undiscounted future net cash flows	780,793	1,618,564	2,698,960
10% annual discount for estimated timing of cash inflows	(387,389)	(842,453)	(1,340,535)

Standardized measure of discounted future net cash flows	$393,404	$776,111	$1,358,425

The Corporation estimates that it will incur $8.5 million in 2010, $25.2 million in 2011 and $16.5 million in 2012 to develop proved non-producing reserves.

The following table sets forth an analysis of changes in the standardized measure of discounted future net cash flows from proved oil and natural gas reserves:

Years ended December 31,	2009	2008	2007
	(in thousands of Canadian dollars)

Beginning of year	$776,111	$1,358,425	$1,261,120
Sales of production, net of production costs	(102,421)	(360,246)	(286,961)
Net change in sales prices, net of production costs	(335,943)	(606,466)	18,800
Extensions, discoveries and additions	16,852	68,199	117,276
Changes in estimated future development costs	(1,095)	83,174	202
Development costs incurred during the period which reduced future development costs	29,034	244,579	281,269
Revisions in quantity estimates	19,386	(125,668)	58,269
Accretion of discount	81,150	153,239	144,449
Purchase of reserves	-	4,863	116,362
Sales of reserves	(100,837)	148,740	211,215
Net change in income tax	35,820	138,145	9,411
Changes in production rates (timing) and other	(24,653)	(330,873)	(572,987)

Standardized measure, end of year	$393,404	$776,111	$1,358,425